Via Facsimile and EDGAR

Mr. David Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

RE:      L.B. Foster Company
         Form 10-K for fiscal year ended December 31, 2006
         Filed March 15, 2007
         File No. 000-10436

Dear Mr. Humphrey,

We are writing in response to the comment letter received from the Staff of the Securities and Exchange Commission (the "SEC") dated April 9, 2007, with respect to L.B. Foster Company's (the "Company") Form 10-K for the fiscal year ended December 31, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.


Form 10-K for the year ended December 31, 2006
----------------------------------------------

Item 7. Management's Discussion and Analysis
--------------------------------------------
Results of Operations, Page 20
------------------------------
1) Please revise your year to year comparison of operations to discuss and analyze underlying causes of all material changes in results of operations. For example, you state that rail segment sales increased due to increase revenues from concrete rail ties, rail distribution and transit products. However, you do not discuss any underlying causes for the increase in sales, nor the probability this trend will continue. Generally, the focus and content of MD&A should be on material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. We refer you to Item 303 of Regulations S-K and FR-72 for additional guidance.

     The Company acknowledges the Staff's comment regarding its Management's Discussion and Analysis. Accordingly, commencing with the Company's next periodic filing with the SEC, the Company will include the following type of expanded discussion:

     Fourth Quarter of 2006 vs. Fourth Quarter of 2005
     -------------------------------------------------
     Income from continuing operations was $3.0 million ($0.27 per diluted share) for the fourth quarter of 2006 on net sales of $110.5 million. This compares favorably to income from continuing operations for the fourth quarter of 2005 of $0.4 million ($0.04 per diluted share) on net sales of $76.7 million.

     Net income for the fourth quarter of 2006 was $3.0 million ($0.27 per diluted share) and included a minimal loss from the discontinued operations of the Company's former Geotechnical division. During the same period in 2005, the Company had net income of $0.9 million ($0.08 per diluted share) which included income from discontinued operations of $0.4 million ($0.04 per diluted share).

     Net sales for the fourth quarter of 2006 increased $33.7 million, or 43.9%, over the same prior-year quarter. Rail products' net sales increased 45.3% due to sales increases in rail distribution, transit products and concrete railroad ties due to the overall strength of the rail market. We believe that transit products sales will continue to be strong in 2007 due to the positive impact from the 2005 transportation legislation that authorized funding for transit projects (SAFETEA-LU) and anticipated increased usage of public transit systems across the country. Concrete tie sales increased due principally to our Grand Island facility running at strong volumes in 2006 compared to 2005 when the facility was in the commissioning phase after being refurbished with new manufacturing equipment. Additionally, concrete tie sales are expected to increase in 2007 over 2006 as our newer Tucson facility ramps up production to accommodate rail construction initiatives by the Union Pacific Railroad. Construction products' sales increased 49.3% in comparison to the fourth quarter of 2005. This increase was due primarily to an increase in piling sales, mainly sheet piling, and to a lesser extent an increase in concrete buildings sales. The piling sales increase was due to the continued marketplace acceptance of the sheet piling products that we sell as well as continuing strong demand in heavy civil and non-residential markets. Sales of tubular products were 9.3% lower than the prior-year. We anticipate that 2007 will be an improved year for our coated products business as we entered 2007 year with an increased backlog and robust bidding activity.


Liquidity and Capital Resources, Page 22
----------------------------------------
2) We note your disclosure of debt as a percentage of total capitalization. However, the description of your revolving credit facility states that borrowings are limited to certain percentages of eligible receivables and inventory. As a result, it is unclear why you disclose debt as a percentage of total capitalization. Please expand your disclosure to explain why this percentage is meaningful and how investors should interpret increases or decreases in such percentage.

     We disclose that our revolving credit facility, which is an asset-backed facility, provides for borrowings based upon advance rates on eligible inventory and accounts receivable with a maximum capacity of $75 million. We view this to be critical information to better understand the Company's capital structure; however, this information is not really related to the disclosure of debt as a percentage of capitalization. Debt as a percentage of capitalization is one of several "point in time" measures that financial analysts use to evaluate a company's financial condition. Additionally, while borrowings under the revolving credit agreement are restricted to the aforementioned advance limits, the Company is not similarly limited, as it has outstanding debt from sources other than its revolving credit facility, which amounted to $18.9 million at December 31, 2006 or more than 32% of outstanding debt.


Tabular Disclosure of Contractual Obligations, Page 24
------------------------------------------------------
3) We note that you have included excluded interest from your table of contractual obligations. We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance and revise or advise.

     We acknowledge the Staff's comment and set forth below is our revised disclosure of contractual obligations including interest expense which will be included in future periodic filings with the SEC:

     As-Filed in the 2006 10-K:
     --------------------------
     Tabular Disclosure of Contractual Obligations

     A summary of the Company's required payments under financial instruments and other commitments, excluding interest, are presented in the following table:


                                                                             Less than    1-3      4-5   More than
(in thousands)                                                        Total    1 year    years    years   5 years
------------------------------------------------------------------------------------------------------------------
Contractual Cash Obligations
Long-term borrowings                                                $ 42,444  $   193  $   376  $41,875   $    -
Short-term borrowings                                                    726      726        -        -        -
Capital leases                                                        14,934    2,912    6,102    4,554    1,366
Operating leases                                                       5,828    1,594    2,078    1,760      396
Purchase obligations not reflected in the financial statements        51,551   51,551        -        -        -
-----------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                                  $115,483  $56,976  $ 8,556  $48,189   $1,762
-----------------------------------------------------------------------------------------------------------------

Other Financial Commitments
Standby letters of credit                                           $  3,243  $   603  $ 2,335  $   305   $    -
-----------------------------------------------------------------------------------------------------------------


     As Revised for Future Filings:
     ------------------------------

     Tabular Disclosure of Contractual Obligations

     A summary of the Company's required payments under financial instruments and other commitments are presented in the following table:


                                                      Less than    1-3      4-5    More than
(in thousands)                                 Total    1 year    years    years    5 years
---------------------------------------------------------------------------------------------
Contractual Cash Obligations
Other long-term borrowings (1)              $ 42,444   $   193   $   376  $39,597   $ 2,278
Interest on long-term borrowings (1)           6,128     1,723     3,466      719       220
Short-term borrowings (2)                        726       726         -        -         -
Interest on short-term borrowings (2)             53        53         -        -         -
Capital leases (3)                            14,934     2,912     6,102    4,554     1,366
Interest on capital leases (3)                 2,800       968     1,297      479        56
Operating leases                               5,828     1,594     2,078    1,760       396
Purchase obligations not reflected
  in the financial statements                 51,551    51,551         -        -         -
---------------------------------------------------------------------------------------------
Total contractual cash obligations          $124,464   $59,720   $13,319  $47,109   $ 4,316
---------------------------------------------------------------------------------------------

Other Financial Commitments
Standby letters of credit                   $  3,243   $   603   $ 2,335  $   305   $     -
---------------------------------------------------------------------------------------------

(1) Borrowings of $39.2 million under the revolving credit agreement mature in May 2010. Estimated interest on these borrowings is payable monthly and was calculated using the weighted average interest rate on December 31, 2006 of 7.47%. The $2.0 million Massachusetts Industrial Revenue Bond matures in March 2013. Interest on this bond is payable monthly and was calculated using the interest rate at December 31, 2006 of 3.70%. The Citizens Asset Finance Mortgage of $0.7 million is payable in installments from 2006 through 2011, with a balloon payment due in 2011. Interest on this mortgage is fixed at 7.01% and is payable monthly. The Pennsylvania Economic Development Financing Authority Tax Exempt Pooled Bond of $0.4 million is payable in installments from 2006 through 2021. Interest was calculated using the interest rate of 3.70% at December 31, 2006 and is payable monthly. The $0.2 million Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan is payable in installments through 2009. Interest on this loan is fixed at 3.75% and is payable monthly.

(2) Short-term borrowings consist of an interim financing arrangement with one bank and the Company plans to convert these borrowings to an operating lease during 2007. Interest on these borrowings is calculated using an interest rate of 7.32% and is payable monthly.

(3) Capital lease obligations are payable in installments through 2012 and have interest rates, payable monthly, ranging from 5.58% to 13.62%.


Dakota, Minnesota and Eastern Railroad, Page 24
-----------------------------------------------
4) We note your disclosure regarding the FRA's denial of the DM&E's loan application for the Project. This denial appears to be based, at least in part, on an independent analysis prepared in 2006 to assess DM&E's ability to repay the loan. The letter of presentation, dated May 8, 2006, accompanying the independent analysis describes DM&E as an undercapitalized and financially precarious company. Also, the executive summary included in the aforementioned analysis states that DM&E's credit history with suppliers, debt holders and preferred stockholders appears poor. Supplementally tell us what consideration has been given to this independent analysis when (i) determining the collectibility of dividends accruing on your investment in DM&E, and (ii) determining the fair value of your investment in DM&E.

     We have supplementally provided information which provides a general explanation of our approach to valuing the DM&E and recording dividends accruing to the Company.


Note 1. Summary of Significant Accounting Policies, Page 35
-----------------------------------------------------------
5) Please add disclosure of the accounting policy for investments, such as your investment in DM&E. The description of this accounting policy should include how management determines whether a decrease in value of any investment has occurred which is other than temporary. See APB 18, and the related FASB Staff Position 115-1 and 124-1, for guidance.

     The Company's accounting policy for investments is specifically directed to its sole investments in the DM&E Railroad. Note 7 "Other Assets and Investments" provides disclosure as to the nature of, and accounting for this investment. While we could move this disclosure to our Summary of Significant Accounting Policies, we felt that the significance of the investment warranted a separate footnote.



Note 7. Other Assets and Investments, Page 42
---------------------------------------------
6) We note your significant investment in the stock of DM&E, including the large sum of recorded and unrecorded dividends receivable. In this regard, you state that although the market values of the investments are not readily determinable, you believe that the fair value of this investment exceeds its carrying amount. In light of there being no readily determinable market value for this stock, please tell us how you determined the fair value of this investment. The discussion on page 17 states that you only record a portion of the dividends receivable from DM&E based on your estimate of future cash flows. Please provide us with a summary of these cash flow estimates. Also, explain how such estimates compare with those used, if any, in your determination of the fair value of your investment in DM&E. According to your disclosure on page 25, you believe the value of your investment in DM&E is "significantly" more than the $16.7 million carried on your balance sheet. Please explain the basis for this assertion by management.

     Our estimate of the fair value of the DM&E Railroad is performed annually by an internal review of the audited financial statements of the DM&E. Particular attention is paid to operating results (EBITDA), cash flows, and the overall and comparative strength of the balance sheet. While we do consider internally estimated cash flows to evaluate the DM&E's ability to pay dividends on a short to mid-term basis, we do not try to forecast future cash flows for valuation purposes. On an informal basis, we also review market values of comparable companies in the public markets. Most recently, a public railroad company called Rail America was purchased by a private equity firm for an amount in the range of 11 to 12 times that Company's EBITDA. If we were to take a more conservative approach and assume a multiple of 9 to 10 times EBITDA for the DM&E, the Company's investment would be worth significantly in excess of its current carrying value.

     It may, on the surface, appear inconsistent that while we disclose our strong belief that the DM&E has significant enterprise value that has not yet been recognized, we do not record all the dividend income accruing to us. However, we differentiate enterprise value from the present value of future cash flows that are being directed toward a project requiring significant future investment before returns are realized and future cash flows that are restricted in usage by existing restrictive debt covenants. As mentioned below, DM&E cash flows have strengthened and the RRIF loan granted to the DM&E has conditions requiring the DM&E to invest substantial amounts into improving its infrastructure and also severely restricts the payment of preferred cash dividends for an extended period of time.


Note 7. Other Assets and Investments, Page 42
---------------------------------------------
7) We note you disclose that accrued dividends are recorded within Investments on your balance sheet. However, it is unclear where you reflect dividend income on your statement of operations. Please clarify your disclosure in this regard. Also, specifically state why you continue to record dividend income notwithstanding the fact, if true, that you have not received any cash dividends from DM&E for over eight years.

     Our dividend income related to the DM&E is reflected on our statement of operations on the line titled "Other Income." This classification will be clarified in future filings with the SEC as follows:

     Dividend income, recorded in "Other Income" in the Company's statement of operations, was approximately $1.0 million for the periods ended December 31, 2006, 2005 and 2004.

     The Company continues to record dividend income from the DM&E even though we have not received any cash dividends due to a number of factors. Over the past 5 years, the DM&E has conserved its cash to invest in engineering studies and other costs related to its proposed Powder River Basin Project, and over the past 3 plus years the DM&E has been subject to debt covenants that strictly prohibit any preferred dividend cash payments. Finally, the DM&E has generated significant positive cash flows over the past 3 years.

Pursuant to Rule 12b-4 of the Securities Exchange Act, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.

The Company acknowledges that:

o The Company is responsible for the adequacy of and accuracy of the disclosure in the filings;
o The Staff's comments or changes to disclosure in response to Staff's comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
o The Company may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss further, please feel to contact me by:

Phone:   (412) 928-3450

Email:   drusso@lbfosterco.com


Sincerely,


/s/David J. Russo

David J. Russo
Senior Vice President, Treasurer and Chief Financial Officer